**Slingfin_Podcast.mp3** (59m 17s) **4 speakers** (Speaker 1, Martin, Kristin, Video)

*[0:00:01]* **Speaker 1**: Welcome to the fifth installment of Wefunder's Industry Spotlight podcast. Today we are tackling the outdoors. It's an old industry that's seen a lot of people in the last ten years. To shed some light on that, we have Martin Zemitis, founder of SlingFin and Kristen
Ogden-Carpenter, the founder Verde Brand Communications and Intrepid Entrepreneur. Guys, welcome to the show.

*[0:00:25]* **Martin**: Great to be here.

*[0:00:26]* **Kristin**: Yeah, it's great to be here.

*[0:00:26]* **Martin**: Martin, why don't we start with you. Could you tell us a little bit about SlingFin and what you're doing right now. I've been designing outdoor gear and tents, specifically for over 30 years. I've worked for a lot of big companies. The last one, Mountain Hardwear, we sold it. Some of the people retired and I decided to do it all over again on my own and do it my way.

*[0:00:54]* **Speaker 1**: Perfect. I know one of the claims to fame that you have is you designed the only tent to stay a night at the top of Mount Everest. What was that about? How did that all happen?

*[0:01:04]* **Martin**: That was a scary project, actually. Mountain Hardwear, at the time, they owned a subsidiary called Mountain Link. They ran guided trips all over the world. Robert Link came in one day. He was the owner and main guide. He came down to the design room and said, "Hey, I have a guy that wants to sleep on the top of Everest." I kind of rolled my eyes, and he goes, "No, no, no. This is serious. He's been to the top of Everest 7 times. If there's anybody in the world that can do it, it's him." It was Babu Chiri Sherpa. A week later, the sample sewer, [Kim Yo, Galion 01:48] and I came up with a small tent that he could use up there. It was pretty scary.

*[0:01:55]* **Speaker 1**: Yeah. I bet it was scary. What were the design challenges you guys had to solve for that?

*[0:02:00]* **Martin**: There's not a lot of room up there. We had to make a small, light structure. I didn't really know, I hadn't seen a picture of the actual spot where the tent would be. I really didn't know exactly what to do. He was pretty short. He's probably as wide as he was tall. He was like a big lung and nothing but muscle. That guy's one of the strongest people I've ever met. He just gave me some parameters and we made the tent to the parameters. He's up on the summit and I'm kind of freaking out, wondering if I just made the world's tallest coffin, because nobody had ever done this before and survived. I'm looking at the blogs and what not, and one person said, "The world's gone to hell. I'm going up the north side and my campsite's taken." I thought that was kind of funny. It kind of made the world a little smaller where now you could just came anywhere in the world, even on the top of Everest.

*[0:03:13]* **Speaker 1**: That's wild. Did you have a chance to talk to him about it after he came down. What did he say the experience was like?

*[0:03:18]* **Martin**: He was the most humble person on the planet. He didn't say much. The only thing I did is I made him sign the tent. I asked him to name it. He named it, The Aakaash, which in Nepalese means "sky." That's all I got out of him. He's a pretty humble, quiet guy who ... His friend spoke about his feats. He would never talk about anything.

*[0:03:45]* **Speaker 1**: Huh. Wow. Amazing. Kristin, it sounds like you're actually calling us from the middle of massive bike tour right now. Where are you? What are you doing?

*[0:03:54]* **Kristin**: I am. I'm actually in Steamboat. We started in Durango on Sunday of last week. Today's Thursday and we've ridden from Durango to Steamboat. It's been about 100 miles a day. Yeah. It's the hardest thing I've ever done, but it's been amazing. I just love riding through the Rockies. It's just great.

*[0:04:20]* **Speaker 1**: What has the highlight been or the biggest challenge you guys have had to overcome so far?

*[0:04:27]* **Kristin**: I think just honestly being on your bike for that long every day is definitely challenging and eating and everything. The hardest part has just been how many passes we have here. I love climbing. That's my favorite thing to do. I've had a lot of it this week. Just put it that way.

*[0:04:44]* **Speaker 1**: I bet.

*[0:04:44]* **Kristin**: I'm also the only female on this trip, which I always seem to find myself in that position. Funny.

*[0:04:52]* **Speaker 1**: Well, it sounds like you're making it through and you have enough energy to do this call. We're thankful for that.

*[0:04:59]* **Kristin**: Oh, of course. Yeah.

*[0:05:01]* **Speaker 1**: Martin, I want to start with you. You've been designing tents like you mentioned for 30 rays now. What is it that made you really want to devote your life to this specific vocation, which is very specific?

*[0:05:15]* **Martin**: I studied textiles in colleges, so my background was with clothing, but it didn't interest me. The clothing, to me, there wasn't enough differentiation. In colors and lines and things like that there was a lot of differentiation. It was the shape of the tents that intrigued me. It was the tension and compression that really got me interested in tents. It was actually a gentleman by the name of Mark Erickson, who I used to work for at The North Face. He was the VP of Design at the time. Bruce Hamilton, he was the VP of Production at North Face and he was a friend of Buckminster Fuller's. He was really interested in a type of structure called tensegrity. It just fascinated me. We'd make these models and Bucky would come by and take a look at them and what not. Getting to meet him, getting to see that whole world of possibilities of these different shapes, these different structures and the efficiencies of triangulation and tension and compression, where you can use very minimal amount of materials to make very strong, large structures, it really intrigued me. I sort of just stumbled into it. Even though in college I did make a tent once, just random. It turned out terrible. It takes a while. The fabric can do all sorts of funny things in tents. You have to start with the right materials. Until you know that, it's a challenging project.

*[0:06:53]* **Speaker 1**: Mm-hmm (affirmative). You were not already working on tents when you had a chance to get started with this project and that wound up taking you into this world and here we are 30 years later?

*[0:07:03]* **Martin**: Yeah. I don't even think we've scratched the surface on the shapes and the types of tents that can be built. That's what I find interesting is that there's still new ways to do things. For me, it's all about solving design problems and trying to make it stronger, trying to make it lighter, make it easier for the customer to use or offer more volume for less weight. There are all these challenges you can come across. With the clothing, I never really got it. I could make it, but I never felt like I really was solving any problems.

*[0:07:43]* **Speaker 1**: Yeah. I want to get much deeper on this in a moment. Since your interest in tents was peaked, now 30 years ago, you've worked with some of the biggest brands. Can you talk about your experience working with some of these brands and what it was that made you actually ultimately choose to leave and start SlingFin.

*[0:08:01]* **Martin**: Actually, I started my own business in high school called, . That was making backpacking accessories and what not. That sort of gave me the background where I learned how to sew, how to use cutters. That's where I learned how to fabricate and design basic things. When I got to The North Face, my skills went to a whole new level. There's a whole sewing factory there. It was at a time when they were making all the gear here in the US. They weren't making anything overseas. Right on Fifth Street, about 200 hundreds from where SlingFin is today is where their tent factory used to be. I used to be in there sewing samples with the sample ladies and there with the production sewers. They used to try and get me to quit design and to working for them. They liked how I sewed. I'm like, "No. I can't do the same thing all the time. I need to mix it up and make different shapes and different things." Then, I went to work for Paul Kramer at Sierra Designs. They specialized in . North Face made all sorts of products. Then, North Face bought Sierra Designs, so back to North Face again. The holding company, Odyssey, went bankrupt. The California Group tried to purchase Sierra Designs. It didn't happen. That's how Mountain Hardwear got started. That was a wonderful experience, loved it. What was nice is Jack Gilbert and Paul, they hired people and let them do what they knew how to do. They'd give you a long leash and let you figure it out. They'd support you. It was a great time in the industry. Some of the bigger companies were having some distribution issues that the smaller, specialty shops didn't like. That left an opening for Mountain Hardwear. Over 10 years we grew and had a very successful business. Some of the owners then wanted to retire and move on. The company was sold. There was a fork in the road for me, so I stayed on with the new owners for a while. I ultimately decided they didn't need me. Price became their overriding factor. I was asked to go to factories that I didn't really want to work with and working conditions that I didn't agree with. It wasn't a difficult decision. It was sad for me because you give everything to create this brand. I'd work day and night. I used to live in my office right next to my desk, make design 24 hours a day sometimes. Stay awake for days at a time just trying to solve problems. Eventually, that came to an end. I didn't want to retire. I was too young. I just thought it'd be fun to take what I've learned and not have the restrictions of having to come up with price points or certain types of qualities. I wanted to use the factories that I wanted to use. I want materials that I wanted to use. That's how SlingFin came about.

*[0:11:25]* **Speaker 1**: And here we are today.

*[0:11:26]* **Martin**: Yeah.

*[0:11:27]* **Speaker 1**: Great. Kristin, tell us a little bit about your background. Talk to us about Verde Communications and why you decided to focus your career on the outdoors.

*[0:11:40]* **Kristin**: I guess I launched Verde after a 9 year journalism career, where I was basically writing about gear and travel and athletes and all kinds of things that had to with outdoor bike and endurance and snow sports, et cetera. That just naturally kind of let into PR when my husband and I started having a family because he was a big wall climber for The North Face. His name's Jared Ogden. If I remember right, we found out that we were having my son and he just looked at me and was like, "Well, one of us has to deal." It was really obvious that that was going to be me because he still had a few good years left for some expeditions in him. Martin, I know you can relate to that.

*[0:12:26]* **Martin**: Oh, totally.

*[0:12:28]* **Kristin**: I basically just started to do ... take on a couple of clients. I actually had some clients who came to me that were very climbing focused. My first climbs were Metolius Climbing and Sportiva. I still have Metolius to this day. We work with instead of Sportiva. Long story short, over the past 15 years I literally founded it in my basement in Durango. Now we have offices in Durango and Boulder. We also have an office in Jackson Hole. I bought a company up there in 2009, so we have an office up there. Then we have a very small office in Sun Valley. We've got 4 really awesome hubs. I have 31 great employees. We service some of the greatest brands in these spaces and really, really wonderful people. That's one thing that I think both Martin and I would both agree on, why we stick around. Not only do we love the outdoors, but we love the people in these industries.

*[0:13:27]* **Martin**: Mm-hmm (affirmative).

*[0:13:30]* **Kristin**: If you find this family, it's very hard to leave it. I always felt like the industry was rooting for me. We kept growing and growing. I'm proud to say that we're independently owned. I founded it and I now have a wonderful leadership team that has ... it's like, 75% women. Not that I have anything against having male counterparts. We have plenty of men working at Verde. I'm just really proud of the fact that we literally built this thing from my basement into one of the leading agencies in these spaces. We love to give back to these spaces, too. I think that's another thing that keeps us all in it. We just love finding ways to give back and keep the community of these industries happy and close.

*[0:14:12]* **Speaker 1**: Great. One of the things that makes me so excited about having both of you on today is that you come from two very different perspectives on the industry. Right? Martin, product design, technology, solutions, how can you innovate here? Kristin, much more on the branding, kind of marketing side. Every industry is unique. All the founders we speak to have a unique take on these types of things. I'm just curious, how you think about what makes a company successful in the outdoor gear space. Right? Is it mostly technology that then has a branding component on it and marketing that expands the reach of that technology? Or is it really start with the marketing and branding side and then maybe the technology is a little bit less important. Martin, what's your take on this from all the experience you've had in the industry over the past 30 years?

*[0:15:04]* **Martin**: The companies I worked for were extremely product driven. They'd partner with a lot of mountaineers, climbers and what not. That's sort of the athlete model that I think Nike is kind of famous for and some of the bigger shoe companies and what not. In the backpacking mountaineering world, it was always done with the climbers. That sort of drove the brands. It was-

*[0:15:38]* **Speaker 1**: Yeah. Okay. Tell us a little bit more about that. There's kind of a balance there, which is there's kind of a niche of high performer, athlete client that you have that you need to focus on, really providing the best technology possible. That kind of extends down stream to a more mass market audience, which varies for per company. How do you see that for SlingFin?

*[0:16:01]* **Martin**: I work for some of the ... For example, at Mountain Hardwear we used to work with Robert Link and Ed Viesturs. Ed Viesturs would do these crazy trips. In some cases, he wouldn't even bring sleeping bags to some of the coldest places on earth. He'd use like a comforter. It's kind of hard to use him as a model for what consumers could end up wanting to use. Robert, on the other hand, he's kind of like the war horse, the guy in the trenches. He would be up on Denali, or whatever, and really windy environments and only the right gear would work in those circumstances. If your tent was the last one standing, that's how you build the brand. That's what's happening now. I've seen a high camp on Everest where there's a whole of field of flattened tents and there's a SlingFin dome standing there out in the open. The mountaineers, they see that. They know they're a millimeter away from freezing. When they see that structure up, all of a sudden they're really interested. We wanted to plant our flag at the top of the mountain and use some new technology and build the strongest tents in the world for the weight. That was the goal. That sort of lead the brand. Now, we're trying to do that with lighter ... we're bringing that technology to a larger market as we learn how to do that. Take some of the build out and use some of that technology for the lighter products.

*[0:17:33]* **Speaker 1**: Awesome. Kristin, what's your perspective on this, brand versus product and technology?

*[0:17:41]* **Kristin**: I really hope you don't think this is cliche, but it's truly what I see in this market. They're very closely related. The founders' story behind most of these companies that have built the industries and continue to build the industries are very, very special stories. Just like what Martin was saying is a perfect example of that. We love the outdoors and the activities associated with it so much that we create companies to make it better, more accessible, for more people. That almost makes each experience of it new again. We keep improving it and keep improving it. There's all these special little tribes. If you think about rock climbing, for example. There's several different tribes within that category. They all are subscribed to a certain approach or style. That's usually tied to a founder or a brand. I feel like they're very inter-related. Would you agree, Martin?

*[0:18:41]* **Martin**: Completely. Even though I've seen changes as founders retire and the bigger companies come in. I call it the outdoor industry's kind of been a little co-opted by some pretty big companies. I've seen some changes going on over the last 10-15 years while the original founders that sort of grew this industry and started it ... I've seen quite a few changes there.

*[0:19:10]* **Speaker 1**: I do want to make a differentiation here between technology/product-focused founders and a little bit of what you're focusing on, Kristin, which is really the story and the narrative and the motivations of the founders which becomes the cornerstone of the brand. Right? So we're still talking about brand when we're talking about story in that piece. I'm trying to draw the tension between technology/product innovation and brand, which can be successful without having technology at its core. Does that make sense?

*[0:19:41]* **Kristin**: Yeah, it does make sense. I just think that it's a different audience if you're going brand-forward. I think we see that a lot in action sports, where there's almost like a lifestyle and an identity that are defined by a sense of style or fashion or an approach or look, if you will. There is definitely a mash up of that in the industry as well. Again, Martin, to your point, I totally agree that as some of the founders are retiring it's convoluting the way we've grown up as an industry. I feel like the movement and the way that companies can be funded today ... There are just less barriers to entry and I have a feeling, even though it may seem like it's changing, it's about the . It's a very big movement happened, in terms of round 2 of founders and passion-driven companies that don't have to come up through the ranks of retail. Your business is one of those.

*[0:20:39]* **Martin**: Yeah. I couldn't agree with you more. Accessing capital in this way ... with a crowdfunding, opens a whole new door for a lot of small companies that wouldn't be able to be funded otherwise. I think it's going to be very healthy for the industry. I can already see a lot of small brands benefiting from this.

*[0:21:04]* **Speaker 1**: Let's back up a little bit. Martin and Kristin, you guys are both alluding to this, but I'd love to go a little bit more in depth in how you see the industry changing. What has changed over the course of the past 30 years?

*[0:21:19]* **Martin**: There's a lot of confusion in the retail space, especially for the specialty shops. You have the big chains and the big boxes and the you have REI, sort of the 800 pound gorilla in the room. Then you have a lot of the small, independent specialty shops that sort of help grow this whole industry. There's a lot of confusion in that world. They're having a hard time finding the right path to success with all the online, the discounting, the Amazon style of sales. It's making it difficult. You don't have the margins and the hard goods like you do in the clothing. There's some confusion in the industry, especially from the smaller shops.

*[0:22:06]* **Speaker 1**: When you say confusion, confusion about what?

*[0:22:08]* **Martin**: Their path forward. How they're going to survive in this market between the online sales. People go into the shop, look at the product and buy it online. They can't keep the doors open if that's happening all the time.

*[0:22:22]* **Speaker 1**: Right. You've got this shift to online and big box retail, which makes it more and more challenging for the specialty shops to stay in business. It also changes the power dynamic for manufacturers, in terms of you need to be pretty big to get into an REI in terms of the size of the runs that you need to do and so on and so forth. So how does that affect the brands on the manufacturing side?

*[0:22:49]* **Martin**: The big boxes, they have these prices buckets they want, or the larger stores and the chains. Designing things to the price bucket is something that we don't do. That's one of the reasons why we're small. We're specialty and that's why we're still working with the small specialty shops. We, right now, aren't doing any online business, other than through SlingFin itself. Just basically to control the brand. That small store that used to help with the brands, they're just have difficulties with-

*[0:23:30]* **Speaker 1**: Makes sense. Kristin, we're talking a little bit about the shifting dynamics, smaller retail having a challenge, a lot of this moving online as well. This is also kind of an opportunity like you were talking about for smaller brands to actually capture some customers without having to deal with the distribution challenges associated with brick and mortar. How do you see this netting out in terms of a benefit or a cost to the industry itself?

*[0:23:58]* **Kristin**: That's such a great question. I feel that the opportunity is it's going to bring more people into the industry, which I think is going to help everybody. Martin, I'm sure you would agree with this. We've been accused over the years of maybe living in a fish bowl a little bit and staying in our zone in the industry. This is going to open up what we do and the experiences we offer through our brands and through our technologies to new people all over the world. I think it's a really exciting time. However, there's a big chasm, a big gap jump you have to land. We have a very specific way that we've gone to market. There are companies coming in right now that are bringing a different approach to that. Whether it's multiple products dropped a year, whether it's crowd-sourcing input on products. There are hybrid models of distribution. There's a lot of people we care deeply about in retail who are struggling. It makes it a little tough to know that this change is happening. We worry about our comrades who helped built the business with their shop. I'm not sure if I'm answering your question exactly. I feel like this is what growth feels like. It should be really exciting and it can be painful at the same time. At the same time, I just don't think there's a way to stop it at this point. There's cues we can look up from all the different industries of companies that have tried to control it. It just seems like it's going, it's evolving. We kind of have to do everything we can to keep it special while it's going through that.

*[0:25:36]* **Speaker 1**: Mm-hmm (affirmative). We have these changes that are happening on the retail/customer-facing side of the business. Have there been any changes on the manufacturing side, on the design side, either with new tools that are available, like CAD design tools, or actual small batch manufacturing innovations that are changing how easy it is to get started with a brand in the space?

*[0:25:57]* **Martin**: For the companies that are making things here in the US, I would say that's true. Overseas, the minimums keep on getting larger and larger. The economy scale issues come in. I would say there's a fork in the road there. It's also whether the company is going direct to consumer or they're going through their retail channel, or both. All that ... It depends on what path you choose.

*[0:26:34]* **Speaker 1**: barrier to get started is coming down, but then you've got this ... very small batches and a more high-end scale operation.

*[0:26:42]* **Martin**: Yes. You have minimums with fabric. The barrier to entry isn't that great in certain fields. With the clothing, the barrier to entry is massive. One jacket, 5 color, 6 sizes, whatever. You've got 30 SKUs and one thing in the inventory for just that. It's crazy. A lot of the smaller companies tend to either make things to order or they have to figure out some type of system to make that work. It's too risky to make those kind of products. I think a lot of people are going with the hard goods and going with things that are a lot less risky.

*[0:27:29]* **Speaker 1**: Mm-hmm (affirmative). Kristin, how you see your clients dealing with this? It sounds like there's a real existential question to be answered there as founder when you're trying to decide if you're going to make that jump to a much wider scale operation and what that's going to look like. How do you see founders tackling that?

*[0:27:45]* **Kristin**: Are you asking specifically like a brand new founder or a company that maybe has been more established and needs to make the change to either hybrid or sell direct?

*[0:27:58]* **Speaker 1**: Both. I think both are hard decisions to make.

*[0:28:03]* **Kristin**: I think in the case of a lot of the founders that I have talked with and worked with, both with Telluride Venture Accelerator and also through Intrepid, they don't really have a choice of going into wholesale right now. I have an apparel company as we just were talking about who I've . They actually couldn't get into a shop to save their lives. They just decided to just go direct instead. They ended up building like a 60,000 person following on Instagram. This is before the algorithms which changed recently. They had a very solid conversion from there. In their first year, they have pretty decent sales for a start-up. It was all just direct and that's because they couldn't get into any retail shops. Retail is just in, I wouldn't call it a holding pattern, I wouldn't call it constricted, I would just say retailers seem a little spooked and unfortunately a lot of our market, bikes especially, the manufactures have dumped a lot of product on the retailers. I just think they're reluctant to take on new brands right now so they've been forced to sell direct. Then all of a sudden the algorithms changed on Instagram and they're like, okay we have to come up with another way to get site traffic and re-work on our conversion model. That's what I see emerging. Like, okay, great. This seems like a fun place to go, a fine place to go, fun, sometimes. It's ripe with challenges, honestly, because you don't control the platforms all the time unless your email marketing.

*[0:29:33]* **Speaker 1**: Yeah.

*[0:29:34]* **Kristin**: So I feel like that's the founders', the fresh start-up founders' side right now. Then on the other side of it, we work with a lot of brands who are in a bunch of different places between that gap jump. Some of them are right at the top, some of them are landing it. They're all in a different place. Every brand feels that how they position themselves to go into either a direct and a wholesale hybrid distribution model or direct model ... I haven't seen any go from wholesale straight to direct, it's usually a hybrid ... has a lot to do with the relationships they've had and how they've believe their brand is perceived by the consumers. It's a tough process for them because they know that consumers can buy the product anywhere. They'll research it online and they'll buy it wherever they want to buy it from. I feel like the retailers who are going to survive and do well are the ones that are going to really feel that
.... sort of going back to the first page in the play book. Become the resource in your community, the trusted resource. Also, develop your own platform. You don't just rely so much on the brands and here's how you're going to make money next spring. You have to come up with that game plan on your own now as a retailer and build your own platform and bring that back to the brand and say, "This is the value I bring back to you through my community that I have in these different points of entry." It's not just people walking into a store anymore and looking at a great POP and a Rounder jacket. That's the business. It's a lot more complicated and, I think, fun. If you've been doing things the same way for a long time it's not very fun. Again, it's growth.

*[0:31:20]* **Speaker 1**: Yeah. Absolutely. Kind of building on that, how do you see the market, in general, evolving? The things that people are interested in, how outdoors activities are taking on, or not, with the population at-large. How do you see that evolving?

*[0:31:40]* **Kristin**: Do you want to go on this one, Martin?

*[0:31:43]* **Martin**: No, not ready yet.

*[0:31:45]* **Kristin**: Okay. It depends on the category. Honestly, you know how-

*[0:31:53]* **Speaker 1**: Within shifts between categories is what I'm most interested in. Are there things like ice climbing, or other sports, that are taking off that really drives the demand for specific types of gear? How has that all shifted over the course of the past 10 years? What do you see happening in the future?

*[0:32:12]* **Kristin**: Wow, that's a big question. That's something we could write a book on, frankly. I'll try to come up with something to summarize. I even think we should condense it more to 5 years. I don't know. What do you think on that one, Martin? Ten years, I mean, that's a long time ago.

*[0:32:28]* **Speaker 1**: Five years is great.

*[0:32:34]* **Kristin**: Okay. I guess we've seen people designing products and selling to a more time-crunched consumer and also, a consumer that might have more varied taste in trying different products. For example, if we used to just go after a white water boater, we're now trying to pair up a mountain biking campaign with a white water boater campaign to target the similar customer profiles. As people are starting to search for products online and we're able to access data. We're able to see, okay, our white water consumer is also really interested in this or this beer or this coffee brand. We're seeing ... We're able to get more targeted and we're able to see that we're designing for a consumer that I think is more interested in a wide variety of sports. If you break it down by demographics, I can talk for 5 hours about how my brands are looking at trying to reach younger consumers and millennials and consumers younger than millennials. That's a whole other ball of wax right there. We're also seeing people who are ... they live in small places in urban environments and they want to get out and go to the mountains or get on the water on the weekends. Often times, they don't have the room to store a paddle board or a rack of climbing equipment, et cetera. They still want to have that and they want to be part of the community. We're seeing an evolution there, too. Again, that's another opportunity for a really good, community-based retailer and then also a brand to provide content for people like that.

*[0:34:06]* **Speaker 1**: Great. So Martin, you mentioned where you started, in terms of that base camp at Everest, that the SlingFin tent staying up and that beacon, so to speak, around all the mountaineers to be able to look at, and then trying to come downstream, in a sense, with a product that's going to appeal to more folks, having some of the characteristics that Kristin just mentioned. How do you guys think about expanding your products to fit those new customer demands?

*[0:34:31]* **Martin**: I think there's definitely a trend for quite a few years now for making everything lighter. Everybody wants it. It's sort of a race to make it as light as possible. That sort of opened up a whole new world. Even that's caused some confusion with some of the materials, where they're so expensive, there's no retail space for retail margin. So then those manufacturers, there's a whole group of them, with the Cuben fiber for example, who just go direct. They have a real hard time working through retailers, just because of the margins. There's sort of a whole divide there for a whole customer base, where the traditional companies are still selling through the retail channel and these whole new group of companies coming up using these new, really expensive materials. What we're trying to do is, we don't want to go that light because there are some issues, durability issues, with that super ultra-light weight. What we're doing is more trying to make products that are very light and strong and have more volume and are more usable. It's just not a
.... you're not living in a sardine can, but you're still having a light, strong structure that will work. Our customers are the ones that tend to use gear a lot. They gravitate towards to things that work, not just things that are marketed a certain way. They might have 13 or 14 tents already and they want to try this because it solves this problem for them. It's at this weight, it gives you nice volumes, dry entry, that type of thing.

*[0:36:11]* **Speaker 1**: Martin, one of the things that really impresses me about you is just how thoughtful you are about the design process, even the way you've talked through everything that we've spoken about so far in this conversation. You guys have this new innovation that you've come out with, your WebTruss technology. Maybe you can describe for us your creative design process, in terms of how you chose that problem to solve and how you got through the starting point when you made that decision, all the way through what you've released now and then, seems like with pretty large acclaim, to the mountaineering community.

*[0:36:43]* **Martin**: Back in the Sierra Designs days, we would test gear up on Mount Washington. It's one of the windiest place on Earth. We'd be up there for a week. We learned a lot what works and what doesn't work in high winds.
  Eventually, I decided to try to figure out how to set the tent poles up by themselves. I mean, not by themselves, but set the tent poles up first. Then add the flyer, then add the tent body. It was trying to go down a totally different path from what everybody else was doing. By locking the poles in place and then having the option of adding the body or fly sheet allowed you to use the structure in higher winds because the WebTruss would allow the air could go through the whole structure. We learned on Mount Washington that a lot of tent pole damage was done in the winds while you're trying to set up the tent. That solved that problem. Then, the European system of pitching the fly first, especially in inclemet weather. A lot of people like that. We can, in this case, set up the poles, everything's in place, and then we can add the fly. Then, you can add the body after that so you have a dry tent. We came up with a system that was sort of more versatile and worked in a greater variety of conditions. Everybody had tried to solve that problem by having the fabric at what turned out to be the wrong plane. The regular pole sleeve goes across the tent a certain way. By turning it 90 degrees, it solved all the problems of being able to actually make it. We ended up getting a patent on that. That was sort of the reason for having a business and offering something different to the market. Not everybody needs and Expedition tent. Not everybody is going to base camp an Everest or an 8,000 meter peak. How do we use that technology on lighter tents? We ended up making smaller tents with smaller WebTrusses and using much lighter fabrics. Now we're able to even ... because of this patent we're able to offer a new way of assembling tents where you can interchange parts and what not. We call it a configurator. We're trying to come up with new options for people on how to use stuff. Maybe they could have a mesh inner or a Ripstop inner or configure it more like a 4-season tent or have it light weight without having to buy one of each of these tents.

*[0:39:33]* **Speaker 1**: How do you choose this problem to focus on?

*[0:39:36]* **Martin**: Well, pitching a tent in the high winds is a one of the big challenges when you're on a mountain. If you're making serious gear for serious users, you need to solve that problem. If you don't ... On Mount Washington, we had tents tear apart before we were even able to set them up. These were some of the big brands that were touting things pretty heavily, making big claims. If you're on a mountain and it doesn't work, you just can't go down that road. We thought that was the best place to start. It's working. People are recognizing us as making the strongest tents for the weight in the world.

*[0:40:24]* **Speaker 1**: Excellent.

*[0:40:25]* **Kristin**: That's actually ... I just want to say one thing really quick. The point that Martin just touched on with versatility is huge. I also think that the story that he has around the strongest tent and being able to out to a consumer who isn't going to be camping on top of Mount Washington or in the Himalayas is a perfect way forward. That, in itself, I don't think has changed. It's a matter of engaging the right people with the passion that Martin is designing for. Frankly, he now has the opportunity to do that because it's his own thing. Before, that was shrouded by trying to design for a certain price point and a certain magazine peer review, for example. Is that what you would think, too, Martin?

*[0:41:13]* **Martin**: You hit the nail on the head. Yeah. Often at some of the larger companies, I wasn't allowed to solve these problems or work on these things because I was too busy trying to make that price bucket item. A lot of the sales reports, they come out and say what tents came out and sold at what price points and what market shared. When you look at those spreadsheets, you end up sort of making some funny decisions, as far as the user's concerned. Some of those decisions don't really help the user. There is a whole group of people that need serious gear. A lot of these small companies are specializing and providing that gear for them.

*[0:42:04]* **Speaker 1**: Yeah. Wow. That's pretty inspirational. Kristin, when you think about Martin's story, for example, he has this really powerful founders' story, like the amazing technology that's he's built. A big part of the challenge they're going to have to solve moving forward is just getting that word out. How can people hear about this story and be inspired by the love and detail that's gone into creating the SlingFin tents broadly? How much power do you think that a lot of these industry magazines and media publications have in determining who the winners are, who the next brand is going to be who that winds up being successful in this space?

*[0:42:47]* **Kristin**: I don't think it's just the magazines or the shops anymore. If you were to look at those as the 2 theaters of the brand's story and where the brand's story has been conveyed historically. There's still important, but I see ambassador-driven campaigns and brands. First, the brand has to understand its DNA and really capture exactly what stake its putting into the ground. Then, it aligns itself with ambassadors, whether they're pros or whether they're a group of 100 people around the country in the areas that are really fantastic for that particular brand or product. They are very active on social and they're trusted. They represent the target that that brand's going after. I feel like it's actually a collection of things now. It can't just be retailers and magazines. It has to also be something that's like a visual, yes, that's me. I belong to this tribe, right? They can see that in an ambassador. I also think the media placements today are great to get, but what's more powerful about them is when they're re-purposed. We have a rule of sevens, if you will, where basically you get the placement. You work really hard for that. Then, you have to strategically put it across your platform and make sure people can come across it when they're researching the product.

*[0:44:07]* **Speaker 1**: Mm-hmm (affirmative). Do you have a specific example of an ambassador-driven campaign that you think has worked really well?

*[0:44:17]* **Kristin**: You want me to go on this or do you want Martin?

*[0:44:20]* **Speaker 1**: Yes. No, this for you Kristin.

*[0:44:21]* **Kristin**: I think Rebecca Rusch actually is doing a great job today. She's crossing over from bike and endurance into outdoor pretty well. Also, in travel. She's an author. She's very respected as an athlete, very approachable and she really gives back in her community of Ketchum, Idaho, by teaching younger girls to mountain bike and find confidence. She really kind of has the whole package. I see her showing up in a super professional way, where she'll follow through, she'll follow up, she'll be proactive. She understands how to convey what the brand wants to convey to the people she's supposed to convey it to. I feel like that's a rare combination. I feel like she does a great job. She's not like the biggest influence in terms of having the biggest fans or followers, but she has a very engaged audience. So I think she's a great example.

*[0:45:15]* **Speaker 1**: Awesome. Martin, I think that actually talks a lot about this, which is, how many hard problems are there left to be solved in a given industry? How do people think about that? You mentioned early on in the conversation that you actually think there's a lot of interesting problems that still need to be solved in the outdoor gear industry. Which do you see as being the next more pivotal problems that need to be solved to make this more accessible? When do you see those happening? Are those things you're going to work on at SlingFin or do you see other entrepreneurs tackling them already?

*[0:45:52]* **Martin**: I think our industry's so small, a lot of the materials are borrowed from other, larger industries. I think it's just a natural progression is everybody's trying to raise the bar, or whatever. Then, all these different materials end up being sort of co-mingled through different industries. Those companies that have that knowledge and can pick all those parts, they can sort of come up with new products with new materials and what not. I think there's a lot of room still with materials and constructions methods. We have a new pack, called the HoneyBadger. We're going to try to totally re-think the way packs are made. We call it a hard shell pack. There's a whole world there that hasn't even started. That itself, I think, will turn into an industry.

*[0:46:49]* **Speaker 1**: What's the problem that you're solving with the hard shell pack?

*[0:46:52]* **Martin**: Packs, to use the traditional materials to make them more water-proof and more abrasion-resistant, you sort of are using pretty fancy fabrics in the construction methods. Also, to make that water-proof can be a little problematic and very involved for manufacturing to also make it water-proof. What we've done is we've separated the abrasion element from the water-proof element. We have a hard shell, a plastic shell. Then, we have a separate water-proof bag that goes inside that. It's funny the young kids are the ones that like this pack. The sort of traditional people, they kind of look at it and they kind of scratch their head and says, "You know it looks really cool, but it's very different." The younger crowd is like, "Hey, I'm sticking a sticker on that. I can poke holes in it. I can add things anywhere I want to." It's sort of a DIY thing. It's sort of ... I think it might breathe life into a really crowded, crowded field. I think as more people find solutions like that, I think it will drive the industry. That's why I think it's so good to have all these small companies coming in and getting funded and getting help. It's going to help the whole industry.

*[0:48:15]* **Speaker 1**: Great. Kristin, how about you when you see problems that you think are interesting, that need to be solved or other specific start-ups that are doing cool things. Who comes to mind for you?

*[0:48:27]* **Kristin**: Well, Martin, I really think you need to come up with a new inline skate.

*[0:48:32]* **Martin**: Not going to happen.

*[0:48:36]* **Kristin**: I'm only kidding. Honestly ... I'm sorry I can't help myself. It's been interesting to watch. I started in the industry as a reporter retailer and industry news in winter sports business. It was a long time ago. Winter sports business is no longer out there. I was a snowboard reporter and, at the time, it was '95 or '96, my job was to basically get my arms around the snowboard industry. At the time, there were over 100 brands and probably 3 factories, because there was just different top sheets, or whatever. Snowboarding was really taking off and starting to be popular. I see the same thing. We basically went from those brands to a top 14 or 15 that remained. Then they were kind of gobbled up by the conglomerates. I see stand-up paddle boarding kind of going through that same thing. It definitely created a lot of life into the market and now we're seeing consolidation there. I think that, again, it doesn't have to be like a huge category. Interestingly, when you look at the trade shows and you see how they cordon people into believing like, okay, there's a snow sport show here, there's a bike show here and there's an outdoor show here. The consumers don't stay in one building. It interesting to me to cross-train from different industries, such as the cycling industry coming out with fast bikes and people starting to race fast bikes and ride fast bikes on Nordic trails. I just feel like there's stuff that ... it might seem completely ridiculous, but when you try it, it's totally fun and makes complete sense. Yes, I want to buy another bike. Right? I feel like there's a kind of opportunity just following how the consumers are wanting to gravitate towards different seasons. If they were in this bucket in snow, where would they be in summer or spring, et cetera? I kind of look at it more like by a consumer profile. I definitely believe what Martin was saying about the fact that the technology, I think has ... his material, specifically, that's always been a great driver of innovation in our space. I have a feeling we're going to see a lot more of that in the future, too, because it's just the one thing that keeps emerging and keeps bringing engagement and expansion to our markets. It's when we find something that another industry's using, or stumble across something, and we make gear out of it. That tends to always just drop the clutch on innovation and gets new things started and new people excited. Whether they're in the sport and there's a new innovation or whether it's a newcomer trying it for the first time with this really fantastic new creation that we have.

*[0:51:18]* **Speaker 1**: Awesome. Well, I want to close with one last question for each of you, just kind of fore-looking. It was great that you mentioned stand-up paddle boarding a moment ago, Kristin. If you were each to look ahead 5 years from now and there's some sport that's super niched right now, most people have never heard about it, that you think is going to break out and really kind of create the new, larger niche industry around it, what do you think that would be? Martin, let's start with you.

*[0:51:43]* **Martin**: Wow. I haven't really thought of that. I think a lot of water sports. There are different ways to go down rivers and go down ... I sort of see things happening there. In the shelter world, I've been working on larger structures and tent cabin structures you can live in. What I'd like to see is sort of be able to sort of live the daily life of the outdoor person instead of just making them the weekend warrior. That's sort of ... As far as a single sport. I don't know. I was working with some of the base jumpers many years ago making gear. I've made gear for tree setters, all sorts of stuff. I don't know. It's limitless what it can be, but I don't really have a specific direction for a sport.

*[0:52:38]* **Speaker 1**: Yeah. Well, before we move on to you, Kristin, tell us a little bit more about that on the larger structure kind of idea that you have.

*[0:52:46]* **Martin**: Second homes take a lot of resources. My idea is ... I've got this really interesting tent cabin structure that people could set up anywhere and live in it. It's part of sort of a portable living structure that's more than a tent, less than a house.

*[0:53:06]* **Speaker 1**: So like a yurt type of a situation?

*[0:53:09]* **Martin**: Yurt's, once they're up, are kind of semi-permanent. It's sort of a ... let's say it's a movable yurt or movable tensile structure. You could just set this thing up or you can actually just maybe leave the structure itself there and take the fabric with you, or whatever. I find that concept really-

*[0:53:28]* **Speaker 1**: Yeah. It's amazing.

*[0:53:30]* **Martin**: Interesting. Because you wouldn't have to go to that cabin and just go to that one spot all the time with a family and everything. Here, you can all of a sudden move your ... you can be sort of more nomadic about your vacations and about your time off. You're still camping. You're still in nature. You're not sort of pouring a lot of concrete and pounding a lot of nails and throwing a lot of wood there out in the outdoors. I find that to be very intriguing. I think that itself could turn into a whole industry.

*[0:54:09]* **Speaker 1**: When we see the tiny home movement already taking off, which is not exactly what you're talking about, but along the same direction.

*[0:54:16]* **Martin**: Yeah. I think some of my tent cabins are larger than a tiny home, but they're equally as portable even though they're not on wheels.

*[0:54:26]* **Speaker 1**: Yeah. Well, that's amazing. I can't wait to see the first one of those come out. So, Kristin, let's wrap up with you. Feel free to answer a slightly different question as well if you think that's more interesting. What do you see in the next 5 years in the outdoor gear industry holding?

*[0:54:43]* **Kristin**: Gosh, I don't know. I'm kind of enamored with what Martin was just talking about. Gosh. Really it's about trying to make the outdoors accessible, removing barriers and obstacles from people. Whether it's in their beliefs about themselves, like I can't do that, or whether it's about access for people who are living in cities. I really just feel like that's the move forward and that's what we need to align around as an industry. Everybody's welcome. It helps the health of the economy. I love that the outdoor recreation industry, or sorry, economy is a movement that's taking hold and we have offices in state government in Colorado, Utah and Washington. There are more states that are going to the office. They're working really hard to make all facets of the outdoor rec economy, including motorized, our industries, hunting, et cetera, be acknowledged for the first time ever in America's gross domestic product numbers. That's happening right now and that's really exciting. I think that in itself is going to create an awareness around what the world offers in terms of outdoor experiences. That's going to probably create a lot of different opportunities for businesses and growth going forward.

*[0:56:02]* **Speaker 1**: It makes a ton of sense. Well, guys, thank you so much for taking the time to come out with us today. It's been a real pleasure interviewing you. I think our listeners have gotten a lot out of it. If folks that are listening along have additional questions for Martin or Kristin, we'll have you on there as well. You can ask them as wefunder.com/slingfin. We'll make sure that we get them answered. Thanks again, everyone, for tuning in-

*[0:56:29]* **Kristin**: If I can just add one ...

*[0:56:29]* **Speaker 1**: Yeah, please.

*[0:56:30]* **Kristin**: I just want to say one quick thing. Martin's company is awesome, so focus on him. I'm a big fan.

*[0:56:39]* **Martin**: You're awesome, Kristin. Thank you.

*[0:56:42]* **Speaker 1**: We're going roll out with a video of SlingFin right now. Thanks a lot, everyone.

*[0:56:47]* **Kristin**: That's great.

*[0:56:47]* **Speaker 1**: We will see you next time.

*[0:56:48]* **Martin**: Thank you. Take care.

*[0:56:49]* **Kristin**: All right. Thank you so-

*[0:56:56]* **Video**: (music) My name is Martin Zemitis. I founded SlingFin. The idea was to take high-end gear to the next level. I have been designing tents for over 30 years for The North Face, for Sierra Designs, for Mountain Hardwear and now for SlingFin. I decided it was time to push to the field to the next level, just sort of go back to the roots. SlingFin is focused on making the best possible outdoor equipment. Martin's primary expertise is tents. I like to make things. I like to design them and try new things. I'm on a sewing almost everyday, sewing away and trying to learn new things. SlingFin is based on just getting it right and making gear for people who are in conditions where product can't fail. We started at the top of a mountain. We made the best tents we could use in extreme environments. In the tent world, in the expedition world, it's basically the last tent standing wins. There are environmental conditions where all tents get trashed. For example, on Everest a big storm will come through and three-quarters of the tents will be flattened. Our tents will be standing. When people see that, not only do then they have confidence in your brand, but they know we've done something right. A year or so ago, we started making the best tents you can use on the backpacking trail. Whatever you want, we'll make the best of. We'll make it work. You guys can use it anywhere in the world and you can count on it. We're trying to solve design problems and you're meeting the users' expectations. In other words, the story you tell, the vision you have, the users buy into that vision and they take the journey with you. You have to care about the details to make things work and to push the art forward. We're about those details. We make our own plastic parts. We design everything ourselves. It's solving problems and trying to make something better and taking pride in that. I want to make it lighter. I want to make it stronger. I want that thing not to fail, where all other products fail. I'm just driven to do that. There's no point in going into any niche in outdoors unless you can change it and do something

*[0:59:07]* **Video**: fundamentally better. I think that's what SlingFin's about. *[0:59:10]*